UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hit Reset LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Texas

   Date of organization
   May 29, 2018

Physical address of issuer
1914 E. 6th, #6918, Austin, TX 78762

Website of issuer
www.hitreset.io

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$24,364.01	$5,747.30
Cash & Cash Equivalents	$24,364.01	$4,655.30
Accounts Receivable	$0.00	$92.00
Short-term Debt	$4,241.89	$11,860.99
Long-term Debt	$39,252.00	$0.00
Revenues/Sales	$11,200.98	$2,968.89
Cost of Goods Sold	$18,980.82	$11,368.70
Taxes Paid	$0.00	$0.00
Net Income	-$29,097.97	-$27,161.91

April 27, 2020

FORM C-AR

Hit Reset LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Hit Reset LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.hitreset.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Hit Reset LLC (the "Company") is a Texas Limited Liability Company, formed on May 29, 2018. The Company is currently also conducting business under the name of Reset.

The Company is located at 1914 E. 6th, #6918, Austin, TX 78702.

The Company's website is www.hitreset.io.

The information available on or through our website is not a part of this Form C-AR.

The Business

Reset is a network of curated meeting spaces that utilizes the city's local businesses. We partner with locally owned restaurants, bars, and creative spaces and then match them with companies looking for unique meeting spaces.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Texas on May 29, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our expansion programs or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our services is highly competitive.
We face competition with respect to any geographies that we may seek to expand into in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Silva Gentchev and Siri Chakka who are Managers of the Company. The Company has or intends to enter into employment agreements with Silva Gentchev and Siri Chakka although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Silva Gentchev and Siri Chakka or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Silva Gentchev and Siri Chakka in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Silva Gentchev and Siri Chakka die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Reset is a network of curated meeting spaces that utilizes the city's local businesses. We partner with locally owned restaurants, bars, and creative spaces and then match them with companies looking for unique meeting spaces.

Business Plan

Reset is a network of curated meeting spaces that utilizes the city's local businesses. We partner with locally owned restaurants, bars, and creative spaces and then match them with companies looking for unique meeting spaces. Our goal is to help companies create memorable and effective offsite meetings and events. We are hands on, vetted, and help streamline the process for the end user while providing a unique space that impresses their team. We are currently cash flow neutral, with goals to become cash flow positive by end of year. By year 5, we would like to be in 3-4 additional Tier 2 cities outside of Austin with a fully automated back-end and front-end of the marketplace.

History of the Business

Reset was originally a B2C coworking concept. Beginning in Fall 2019 the business began a gradual pivot to B2B meeting spaces. As of January 1 2020, Reset is now 100% B2B meeting spaces. We still operate out of local businesses but we are only open when we have a paid booking now.

The Company's Products and/or Services

Product / Service	Description	Current Market
Meeting Spaces	Meeting spaces outfitted with business amenities housed in local businesses	Businesses and small teams

We have no new products in development.

We offer meeting services through our local business partner locations in Austin, Texas.

Competition

The Company's primary competitors are SpaceFy, Peerspace, and Breather.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Customer Base

Our primary customers are businesses and small teams who need offsite meeting space in Austin, TX.

Intellectual Property

The Company is not dependent on any intellectual property:

Governmental/Regulatory Approval and Compliance

We are not subject to any governmental regulations at this time.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1914 E. 6th, #6918, Austin, TX 78762

The Company conducts business in Texas.

MANAGERS, OFFICERS AND EMPLOYEES

Managers/Officers

The managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Silva Gentchev

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2018 to Present: Manager, Lead on marketing, public relations, design, and human resources

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

February 2020 - Present - Product Marketing Manager, RigUp
October 2019 - January 2019 - Product Marketing Manager (contract), Enverus
July 2018 to July 2019: Manager, Strategic Partnerships, Dell Technologies -- Managed a variety of strategic partnerships within the organizations.
July 2017 to July 2018: Senior Product Manager, Dell Technologies -- Lead product management activities for current Rugged notebook and tablet portfolio of 4 products.
May 2016 to August 2016: Retail Leadership Development Program MBA Intern, Amazon -- Analyzed Prime Now selection, sourcing and entry strategy within an emerging global market.

Name

Siri Chakka

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2018 to Present: Manager -- Lead on accounting, fundraising, business development, and operations

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

August 2016 to Present: President, Schakka Consulting -- Strategy consulting working with business of various sizes on challenges around growth, cost optimization, and M&A due diligence. June 2017 to April 2018: Chief Strategy Officer, gameFI -- Lead on day to day operations, overseeing client management and engineering. Responsibilities also include product management, marketing, and business development.
May 2016 to August 2016: Senior Product Manager MBA Intern, Amazon -- Developed the business case and design for a customer facing widget on the Detail page

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in 0.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Interests
Amount outstanding	100%
Voting Rights	Yes
Anti-Dilution Rights	No

Type of security	Crowd Note
Amount outstanding	39,252
Voting Rights	No
Anti-Dilution Rights	No

The Company has the following debt outstanding:

Type of debt	Crowd Note
Name of creditor	Various Reg CF Purchasers
Amount outstanding	$39,252.00
Interest rate and payment schedule	None
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	N/A
Other material terms	The Crowd Notes convert into preferred units upon a qualified financing in the amount of $1,000,000 or a change of control transaction. All Crowd Notes have a discount rate of 20% and a valuation cap of $1,500,000.

The total amount of outstanding debt of the company is $39,252.00 plus small credit card debt identified earlier in this Form C-AR.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Note	39,252	$39,252.00	Operating expenses and eventual expansion	May 6, 2019	Regulation CF

Ownership

The company is owned by the co-founders Siri Chakka and Silva Gentchev.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Siri Chakka	52.2%
Silva Gentchev	47.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$29,097.97	$0.00	$0.00

Operations

We started August 20, 2018, and incurred upfront legal fees of ~$10k. These are not reoccurring and were necessary to set up the company structure, legal agreements, and contracts with our members and restaurant partners. We have been revenue generating since day 2 of operations.

The company intends to achieve profitability in the next 12 months by continuing to bring in repeat customers, acquiring new customers, and automating our systems to scale outside of Austin.

Liquidity and Capital Resources

On May 6, 2019, the Company conducted an offering pursuant to Regulation CF and raised $39,252.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Yes we pivoted from B2C Coworking to B2B meeting spaces at the end of 2019. As of January 1, 2020, we are 100% B2B meeting spaces.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Rent

Related Person/Entity	Silva Gentchev
Relationship to the Company	Co-founder
Total amount of money involved	$1,400.00
Benefits or compensation received by related person	$1400 was paid directly to her landlord over the course of 2 months for 2 months of service
Benefits or compensation received by Company	She provided dedicated use of her spare bedroom for Reset office space and storage
Description of the transaction	Two months of dedicated office space and storage space of our amenities in second bedroom of co-founder's home

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Siri Chakka
(Signature)

Siri Chakka
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Silva Gentchev
(Signature)

Silva Gentchev
(Name)

Manager
(Title)

4/27/2020
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

16

I, Silva Gentchev, being the founder of Hit Reset LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Silva Gentchev
(Signature)

Silva Gentchev
(Name)

Manager
(Title)

4/27/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Income Statement

For the year ended December 31, 2019

	2019
Income	
Sales	16,121.90
Venue Revenue Share	(4,920.92)
Total Income	**11,200.98**
Cost of Goods Sold	
Coordinators	17,735.23
Supplies & WiFi	1,079.32
POS Fees	166.27
Total Cost of Goods Sold	**18,980.82**
Gross Profit	**(7,779.84)**
Operating Expenses	
G&A	
Accounting Fees	600.00
Credit card merchant, bank & payment discount fees	15.00
Insurance Business	884.33
Legal Fees	597.55
Coffee, snacks, meals, beverages	910.61
Other office expenses (printing, postage, stands, etc.)	1,241.21
Rent Expense	1,400.00
Software Applications	1,175.47
Travel	39.45
Total G&A	**6,863.62**
Sales Marketing	
Advertising, Marketing, Website	4,263.19
Business Dev	876.14
Digital Marketing	2,999.44
Total Sales Marketing	**8,138.77**
Press Relations	2,650.00
Social Media Consulting	1,200.00
Appreciation Gifts	154.78
Electronics Hardware	643.98
Adviser Retainer	1,500.00
Total Operating Expenses	**21,151.15**
Operating Income	**(28,930.99)**

	2019
Other Income / (Expense)	
Interest Earned	85.26
State & Local Tax SALT	(252.24)
Total Other Income / (Expense)	**(166.98)**
Net Income	**(29,097.97)**

Balance Sheet

Reset
As of December 31, 2019

	DEC 31, 2019	DEC 31, 2018
Assets		
Current Assets		
Cash and Cash Equivalents		
Chase Checking 6960 Old	-	4,655.30
Chase Checking 8783	24,364.01	-
Total Cash and Cash Equivalents	**24,364.01**	**4,655.30**
Accounts Receivable	-	92.00
Prepaids	-	1,000.00
Total Current Assets	**24,364.01**	**5,747.30**
Total Assets	**24,364.01**	**5,747.30**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	-	8,169.95
Credit Card	2,643.32	2,239.13
Deferred Revenue	1,598.57	1,451.91
Total Current Liabilities	**4,241.89**	**11,860.99**
Long Term Liabilities		
Crowdfunding Note	39,252.00	-
Total Long Term Liabilities	**39,252.00**	**-**
Total Liabilities	**43,493.89**	**11,860.99**
Equity		
Current Year Earnings	(29,116.19)	(27,161.91)
Retained Earnings	(27,161.91)	-
Silva Gentchev Equity Contribution	16,573.69	9,073.69
Siri Chakka Equity Contribution	20,574.53	11,974.53
Total Equity	**(19,129.88)**	**(6,113.69)**
Total Liabilities and Equity	**24,364.01**	**5,747.30**